

Mail Stop 4561

October 29, 2015

Eric L. Kelly
Chief Executive Officer
Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

> **Re: Sphere 3D Corp.**
> **Registration Statement on Form F-3**
> **Filed October 13, 2015**
> **File No. 333-207384**

Dear Mr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in December 2014 you entered into a revolving credit agreement (the "Credit Agreement") with FBC Holdings, a related party affiliated with Cyrus Capital Partners. We note further that in February and March 2015, you issued FBC Holdings warrants to purchase up to 300,000 common shares. Although the warrants were disclosed in the Form 40-F filed on March 31, 2015 and the Form 8-K filed on August 13, 2015, the company does not appear to have explained in either filing why the warrants were issued. In the Schedule 13D/A filed by Cyrus Capital Partners on August 4, 2015, the filer states that each of the warrants was issued "in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement." We note that at the time of the February and March issuances, the Credit Agreement did not appear to require issuance of warrants in connection with revolver draws. That

requirement appears to have been added to the agreement in the first amendment dated as of July 10, 2015.

Please tell us the reason for the issuance of the warrants to FBC Holdings in February and March 2015. If the warrants were issued in connection with revolver draws, please explain why this connection was not disclosed in the company's filings. Please also advise why the company issued the warrants if it was not required to do so at the time by the Credit Agreement. Finally, please advise why Cyrus Capital Partners waited more than four months to file an amended Scheduled 13D disclosing receipt of the warrants.

2.   We note that the exercise prices for the warrants issued on February 19, 2015, March 6, 2015 and March 20, 2015 are $4.50, $7.21 and $5.02, respectively. In your response letter, please explain how these exercise prices were calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3456 with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Staff Attorney
Office of Information Technologies
and Services

cc: Paul L. Sieben, Esq.
        O'Melveny & Myers LLP